May 6, 2009
United States Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549
Attention: Karen J. Garnett, Assistant Director

Re:	TD Ameritrade Holding Corporation Amendment No. 2 to Registration Statement on Form S-4 File No. 333-157208

TD Ameritrade Holding Corporation Form 10-K for the year ended September 30, 2008 Definitive Proxy Statement on Schedule 14A filed January 6, 2009 File No. 0-49992 Filed November 26, 2008

thinkorswim Group Inc. Form 10-K for the year ended December 31, 2008 File No. 0-52012
Dear Ms. Garnett:
          At the request of TD AMERITRADE Holding Corporation (“TD AMERITRADE”) and thinkorswim Group Inc. (“thinkorswim” and, collectively with TD AMERITRADE, the “Companies”), we are submitting the following responses to the comments in your letter (the “Comment Letter”) dated May 1, 2009 and addressed to David L. Lambert, Deputy General Counsel — Finance/Securities of TD AMERITRADE. Courtesy copies of Amendment No. 3 to TD AMERITRADE’s Registration Statement (the “Registration Statement”) marked to show changes from Amendment No. 2 to the Registration Statement as filed on April 24, 2009 are enclosed for the convenience of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”). For your convenience, we have included each of the Staff’s comments in italics immediately before TD AMERITRADE’s responses. The underlined headings and numbers of pages and paragraphs below correspond to the headings and numbers of the comments set forth in the Staff’s letter.

Ms. Karen J. Garnett
Securities and Exchange Commission
May 6, 2009

          We represent TD AMERITRADE only. To the extent any responses relate to information concerning thinkorswim, such response is included in this letter based on information provided to TD AMERITRADE and us by thinkorswim or its representatives.
Registration Statement on Form S-4
Opinion of UBS Securities LLC, page 30
1.	We note your response to comment 1 of our comment letter dated April 20, 2009. We continue to believe, however, that the implied equity value per share at each of the assumed discount rates and P/E multiple is material to an investor’s understanding of the results of the discounted cash flow analysis. For example, with respect to TD AMERITRADE, we note that two of the implied values were below the company’s stock price while seven of the values were above the stock price. Thus, it appears that disclosure of the complete set of values would enhance an investor’s understanding of the analysis. Please revise the disclosure as previously requested. Alternatively, please provide us with a more detailed response that explains why you believe it is appropriate to disclose only the high and low ends of these values rather than the complete results of the UBS analysis.

Response:
thinkorswim respectfully disagrees with the Staff’s belief that disclosure of the implied equity value per share at each discount rate and terminal value multiple included in UBS’ board book is material to an investor’s understanding of the results of UBS’ analyses. thinkorswim continues to believe that the current disclosure describes the material results of the discounted cash flow analyses of thinkorswim and TD AMERITRADE as considered by UBS and reviewed with the thinkorswim board of directors and, as such, provides the level of disclosure that is required and appropriate. In performing its discounted cash flow analyses, UBS and the thinkorswim board of directors relied on the overall ranges resulting from such analyses for purposes of comparison against, in the case of thinkorswim, the implied value of the per share merger consideration and, in the case of TD AMERITRADE, the closing price of TD AMERITRADE common stock on January 6, 2009. Although a matrix of various data points will necessarily be generated when applying ranges of terminal value multiples and discount rates in order to derive an overall reference range, the individual data points at each discount rate and terminal value multiple were not independently evaluated or relied upon for purposes of such analyses nor did UBS or the thinkorswim board quantify how many implied per share values were

Ms. Karen J. Garnett
Securities and Exchange Commission
May 6, 2009

above or below the implied value of the per share merger consideration or the closing price of TD AMERITRADE common stock. Accordingly, thinkorswim believes that because the table requested by the Staff reflects various implied per share values that were not relied upon in determining the fairness of the per share merger consideration from a financial point of view, such table should not be added to the disclosure.

thinkorswim respectfully submits that its views are supported by Delaware case law, which is relevant given that both thinkorswim and TD AMERITRADE are Delaware corporations. Specifically, thinkorswim notes that the Delaware Chancery Court has held that a fair summary of the substantive work performed by an investment banker includes, among other things, the disclosure of the “range” of values generated by its analyses (see In re Pure Resources, Inc. Shareholders Litigation, 808 A.2d 421, 449 (Del. Ch. 2002)) and that information is immaterial if it was not relied on by the financial advisor or the board in determining the fairness of the merger consideration (see Van de Walle v. Unimation, Inc., C.A. No. 7046, 1991 WL 29303, at *16 (Del. Ch. Mar. 7, 1991)). In addition, thinkorswim notes that the Delaware Chancery Court, quoting a Delaware Supreme Court decision, has stated that “omitted facts are not material simply because they might be helpful.” See Globis Partners, L.P. v. Plumtree Software, Inc., C.A. No. 1577-VCP, 2007 WL 4292024, at *12 (Del. Ch. Nov. 30, 2007) (quoting Skeen v. Jo-Ann Stores, Inc., 750 A.2d 1170, 1174 (Del. 2000)). The Delaware Chancery Court in Globis Partners also stated that “a reasonable line has to be drawn or else disclosures in proxy solicitations will become so detailed and voluminous that they will no longer serve their purpose.” Id (quoting TCG SEC., Inc. v. Southern Union Co., 1990 Del. Ch. LEXIS 12, at *22 (January 31, 1990)). Accordingly, thinkorswim believes that the requested disclosure of two tables, each containing nine separate implied per share values, would provide stockholders with unnecessary detail that would shift the focus of the disclosure from the material results of such analyses as evaluated by UBS and the thinkorswim board of directors (i.e., the purpose of the disclosure).

Finally, thinkorswim respectfully submits that the current disclosure of overall ranges is consistent with the level of disclosure typically reflected for this type of analysis in other transactions reviewed by the Staff. thinkorswim notes for the Staff that, although the implied per share values requested to be disclosed by the Staff are customarily calculated and included in financial presentations made by financial advisors, neither thinkorswim or UBS or their respective legal counsel is aware that such disclosure has been required in other transactions in which they have been involved.

Ms. Karen J. Garnett
Securities and Exchange Commission
May 6, 2009

In light of the foregoing, thinkorswim respectfully submits that the current disclosure is appropriate and that the requested disclosure is not required or appropriate.
TD AMERITRADE Definitive Proxy Statement on Schedule 14A filed January 6, 2009
Annual Incentive Award, page 21
2.	We note your response to prior comment 5. Please provide us with a more detailed description of how the Compensation Committee measured each NEO’s performance in managing liquidity and credit risk. Tell us how each NEO’s performance, as considered by the Compensation Committee, resulted in the actual awards received. For example, if the committee decided to reduce the award from the target amount based on the NEO’s performance in managing liquidity, please explain how performance resulted in a reduced award.

Response:
TD AMERITRADE further advises the staff that the Compensation Committee exercised its judgment in both measuring the performance of each effected NEO in managing liquidity and credit risk and determining the amount of reduction in incentive compensation. In exercising negative discretion, the Compensation Committee did not employ a formula or other quantitative measure when deciding to reduce incentive compensation for the effected NEOs, as it did when determining fiscal 2008 incentive compensation in the first instance. As the proxy statement explains, the Compensation Committee used EPS as the measure for determining the amount of the annual incentive. There was no similar measure or formula employed by the Compensation Committee in measuring the performance of the effected NEOs. As described in our previous response, in exercising its judgment in determining the amount of negative discretion, the Compensation Committee considered the level of responsibility of the effected NEO in managing liquidity and credit risk, as well as the risks and detriments incurred by the Company, none of which could be translated directly into a pre-set quantitative amount of reduction in incentive compensation. Accordingly, the Compensation Committee used all of the facts and circumstances to measure performance and then exercised its judgment in determining the level of negative discretion.
*****

Ms. Karen J. Garnett
Securities and Exchange Commission
May 6, 2009

As discussed, assuming the Staff has no further comments on the Registration Statement, we inform you on behalf of TD AMERITRADE, in accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), that TD AMERITRADE intends to make an oral request for acceleration of the effective date of the Registration Statement and that it is aware of its obligations under the Act in connection therewith.
Please do not hesitate to telephone me at (415) 947-2011 with any questions regarding our proposed responses to your comments.

Very truly yours, WILSON SONSINI GOODRICH & ROSATI Professional Corporation /s/ Michael S. Ringler Michael S. Ringler

cc:	David L. Lambert, TD AMERITRADE Holding Corporation
Ida K. Kane, thinkorswim Group Inc.
Martin W. Korman, Wilson Sonsini Goodrich & Rosati Professional Corporation
Ethan A. Klingsberg, Cleary Gottlieb Steen & Hamilton LLP
Benet J. O’Reilly, Cleary Gottlieb Steen & Hamilton LLP